UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MULTI-FINELINE ELECTRONIX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62541B101

(CUSIP Number)

Tan Chee Keong Roy

12 Ang Mo Kio Street 64

#01-01 UE BizHub CENTRAL

Singapore 569088

(65) 6818 8386

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  †☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 62541B101	Page 2 of 13 Pages

1	Names of reporting persons United Engineers Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,817,052
	9	Sole dispositive power 0
	10	Shared dispositive power 14,817,052
11	Aggregate amount beneficially owned by each reporting person 14,817,052
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 60.2%*
14	Type of reporting person HC

*	Percentage calculation based on 24,609,141 shares of common stock of the Issuer indicated as outstanding as of February 1, 2016 in the Merger Agreement referred to in Item 4.

SCHEDULE 13D

CUSIP No. 62541B101	Page 3 of 13 Pages

1	Names of reporting persons UE Centennial Venture Pte. Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,817,052
	9	Sole dispositive power 0
	10	Shared dispositive power 14,817,052
11	Aggregate amount beneficially owned by each reporting person 14,817,052
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 60.2%*
14	Type of reporting person HC

*	Percentage calculation based on 24,609,141 shares of common stock of the Issuer indicated as outstanding as of February 1, 2016 in the Merger Agreement referred to in Item 4.

SCHEDULE 13D

CUSIP No. 62541B101	Page 4 of 13 Pages

1	Names of reporting persons WBL Corporation Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,817,052
	9	Sole dispositive power 0
	10	Shared dispositive power 14,817,052
11	Aggregate amount beneficially owned by each reporting person 14,817,052
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 60.2%*
14	Type of reporting person CO

*	Percentage calculation based on 24,609,141 shares of common stock of the Issuer indicated as outstanding as of February 1, 2016 in the Merger Agreement referred to in Item 4.

SCHEDULE 13D

CUSIP No. 62541B101	Page 5 of 13 Pages

1	Names of reporting persons WBL Technology (Private) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,817,052
	9	Sole dispositive power 0
	10	Shared dispositive power 14,817,052
11	Aggregate amount beneficially owned by each reporting person 14,817,052
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 60.2%*
14	Type of reporting person CO

*	Percentage calculation based on 24,609,141 shares of common stock of the Issuer indicated as outstanding as of February 1, 2016 in the Merger Agreement referred to in Item 4.

SCHEDULE 13D

CUSIP No. 62541B101	Page 6 of 13 Pages

1	Names of reporting persons United WBL Technology Pte. Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,000,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,000,000
11	Aggregate amount beneficially owned by each reporting person 3,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.2%*
14	Type of reporting person CO

*	Percentage calculation based on 24,609,141 shares of common stock of the Issuer indicated as outstanding as of February 1, 2016 in the Merger Agreement referred to in Item 4.

SCHEDULE 13D

Page 7 of 13 Pages

Preliminary Note

This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D filed with the Securities and Exchange Commission on May 28, 2013 (this “Statement”) by United Engineers Limited (“UEL”) and UE Centennial Venture Pte. Ltd. (“UECV”) and this Statement is also filed by WBL Corporation Ltd (“WBL”), WBL Technology (Private) Limited (formerly known as “Wearnes Technology (Private) Limited”) (“WT”), and United WBL Technology Pte. Ltd. (formerly known as “United Wearnes Technology Pte Ltd”) (“UWT”), in each case with respect to the Shares (as defined herein). WBL, WT and UWT last reported its beneficial ownership of the common stock, $0.0001 par value per share (the “Shares”) of Multi-Fineline Electronix, Inc. (the “Issuer”), a Delaware corporation, on a Schedule 13G which was filed on January 31, 2008.

Item 1.	Security and Issuer.

This Statement relates to the Shares of the Issuer, whose principal executive office is located at 8659 Research Drive, Irvine, California 92618.

Item 2.	Identity and Background.

This Statement is filed by each of the following persons (collectively, the “Reporting Persons”): (i) UEL, a company organized under the laws of the Republic of Singapore, (ii) UECV, a company organized under the laws of the Republic of Singapore and a wholly owned subsidiary of UEL, (iii) WBL, a company organized under the laws of the Republic of Singapore and a majority owned subsidiary of UECV, (iv) WT, a company organized under the laws of the Republic of Singapore and a majority owned subsidiary of WBL, and (v) UWT, a company organized under the laws of the Republic of Singapore and a majority owned subsidiary of WT.

The address of the principal business office of UEL, UECV, WBL, WT and UWT is 12 Ang Mo Kio Street 64, #01-01 UE BizHub CENTRAL, Singapore 569088.

The principal business of UEL is property development and engineering. The principal business of UECV is investment holding. The principal business of WBL is investment holding and provision of management services to related companies. The principal business of WT is investment holding. The principal business of UWT is investment holding.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A (each such person, a “Related Person” and together, the “Related Persons”), and such information is incorporated by reference herein.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

Page 8 of 13 Pages

Item 3.	Source and Amount of Funds or Other Consideration

WT directly owns 11,817,052 Shares, and UWT directly owns 3,000,000 Shares. The foregoing Shares were acquired by WT and UWT for an aggregate consideration of Singapore dollars 51.1 million. On May 16, 2013, UEL closed the cash offer it launched under Singapore law for the shares of WBL. Pursuant to such offer, WBL became a majority owned subsidiary of UEL and UECV. As a result, UEL and UECV became the indirect beneficial owners of the Shares owned by WT and UWT.

Item 4.	Purpose of Transaction.

On February 4, 2016 (the “Transaction Date”), the Issuer announced that it has entered into a definitive agreement (the “Merger Agreement”) with Suzhou Dongshan Precision Manufacturing Co., Ltd., a company organized under the laws of the People’s Republic of China (the “Parent”) and Dragon Electronix Merger Sub Inc., a Delaware corporation (the “Merger Sub”), whereby the Merger Sub will be merged with and into the Issuer in an all cash transaction (the “Merger”), with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of the Parent in accordance with the General Corporation Law of the State of Delaware (“DGCL”).

With respect to the vote of the stockholders of the Issuer, the Merger is required to be approved by stockholders of at least a majority of the outstanding Shares entitled to vote in accordance with the DGCL (“Company Stockholder Approval”).

At the Parent’s request, concurrently with the execution of the Merger Agreement, UEL, WT and UWT (the “UE Stockholders”) entered into a support agreement with the Parent (the “Support Agreement”) with respect to all of the 14,817,052 Shares beneficially owned by the UE Stockholders (representing approximately 60.2% of the total outstanding Shares). In accordance with the DGCL, the UE Stockholders have only agreed to subject 9,720,610 Shares (the “Committed Shares”) (representing approximately 39.5% of the total outstanding Shares) to the voting provisions of the Support Agreement, with the remaining 5,096,442 Shares (the “Uncommitted Shares”) (representing approximately 20.7% of the total outstanding Shares) not subject to the voting provisions of the Support Agreement. While the UE Stockholders currently intend to support the Merger with its Uncommitted Shares, they are not contractually obligated to do so.

Specifically, the UE Stockholders agreed with the Parent, subject to limited exceptions and subject to the UEL Shareholder Approval (as defined below), to vote the Committed Shares in favor of the Merger. They have also agreed to vote the Committed Shares against (a) the approval of any Alternative Transaction Proposal (as defined below) or any action that is a component of any Alternative Transaction Proposal, (b) the adoption of any agreement relating to any Alternative Transaction Proposal, and (c) any other action, agreement, proposal or transaction that would, or would reasonably be expected to, in any manner compete with, impede, interfere with, delay, postpone, prevent, or nullify the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement or the performance by the Issuer or the UE Stockholders of their respective obligations pursuant to the Merger Agreement or under the Support Agreement.

SCHEDULE 13D

Page 9 of 13 Pages

“Alternative Transaction Proposal” means any inquiry, proposal or offer from any person relating to (i) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any subsidiary of the Issuer representing 20% or more of the assets of the Issuer and the subsidiaries of the Issuer, taken as a whole, (ii) any direct or indirect acquisition, purchase, lease, contribution, sale or disposition, in a single transaction or a series of related transactions (including by means of merger, consolidation, share exchange, other business combination, partnership, joint venture, the disposition, issuance or acquisition of capital stock or other equity interest of the Issuer or any subsidiary of the Issuer, or otherwise), of any business, assets or properties that constitute 20% or more of the consolidated revenues, net income or assets of the Issuer and the subsidiaries of the Issuer, taken as a whole, or 20% or more of the outstanding voting power of the Issuer’s equity securities, (iii) any tender offer or exchange offer or any other transaction in which any person (or the stockholders of any person) or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding voting power of the Issuer’s equity securities or (iv) any combination of the foregoing, in each case, other than the Merger and the other transactions contemplated by the Merger Agreement.

The UE Stockholders also agreed with the Parent not to, among other things, directly or indirectly solicit, initiate or knowingly encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any Alternative Transaction Proposal, or negotiate, explore or otherwise engage in discussions with any person with respect to any Alternative Transaction Proposal, or with respect to the Committed Shares, enter into any agreement, arrangement or understanding with respect to any Alternative Transaction Proposal.

The UE Stockholders further agreed with the Parent to certain restrictions on their ability to sell, transfer or otherwise dispose of, grant any proxy to or permit to exist any pledge or any other encumbrance of any nature with respect to its Committed Shares and Uncommitted Shares.

The Support Agreement also requires that the UE Stockholders use their reasonable best efforts to terminate (or cause to be terminated), at or prior to the time at which the Merger shall become effective, the Amended and Restated Stockholders Agreement dated October 25, 2005, among the Issuer, WT, UWT and WBL, a copy of which is filed as Exhibit B to this Statement.

The Support Agreement will terminate upon the earliest to occur of (i) the time at which the Merger shall become effective or at such later date and time as the Issuer and the Parent may agree and as set forth in the certificate of merger, (ii) the mutual agreement of the Parent and the UE Stockholders, and (iii) the valid termination of the Merger Agreement.

Under the Merger Agreement, the Issuer is required to pay a termination fee to the Parent equivalent to $18.3 million (the “Company Termination Fee”) upon the occurrence of certain events, including where the Company Stockholder Approval or the UEL Shareholder Approval is not obtained. At the Issuer’s request, concurrently with the execution of the Merger Agreement, UEL, WBL, WT and UWT (the “Indemnifying UE Stockholders”), entered into an indemnification letter with the Issuer (the “Indemnification Letter”), pursuant to which, the Indemnifying UE Stockholders have agreed to pay to the Parent, on behalf of the Issuer, the Company Termination Fee if the Parent terminates the Merger Agreement in accordance with its terms if the Company Stockholder Approval or UEL Shareholder Approval is not obtained.

UEL also entered into a letter agreement with the Issuer (the “Cooperation Letter”), pursuant to which, the Issuer has agreed to, among other things, cooperate with UEL in connection with the preparation of the circular to be issued by UEL to its shareholders in connection with the transactions contemplated by the Merger Agreement, and the Issuer shall provide UEL with the opportunity to comment on the relevant sections of any public filing or communication, referencing, among other things, UEL or its subsidiaries.

The description of the Support Agreement, the Indemnification Letter, the Cooperation Letter and the transactions contemplated thereby and as described herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Support Agreement, Indemnification Letter and Cooperation Letter, which is filed as Exhibit C, Exhibit D and Exhibit E, respectively, to this Statement and is incorporated herein by reference.

SCHEDULE 13D

Page 10 of 13 Pages

As the Merger constitutes a “major transaction” under the listing rules of the Singapore Exchange Securities Trading Limited, UEL is required to obtain the approval of its shareholders representing at least a majority of the holders of the shares of UEL present and voting at a duly convened extraordinary general meeting of UEL (the “UEL Shareholder Approval”). At the Parent’s request, two of UEL’s shareholders, (i) Great Eastern Holdings Limited directly and indirectly holding 104,175,958 ordinary shares and 591,800 preference shares, collectively representing 17%, and (ii) Oversea-Chinese Banking Corporation Limited directly holding 26,233,458 ordinary shares and 20,500 preference shares, collectively representing approximately 4.3%, of the total issued shares (excluding treasury and non-voting shares) of UEL, have provided irrevocable undertakings to the Parent to vote all of their respective ordinary shares and preference shares in favor of the Merger at the extraordinary general meeting of UEL to be convened to consider the Merger. Copies of the irrevocable undertakings provided by Great Eastern Holdings Limited and Oversea-Chinese Banking Corporation Limited are filed as Exhibit F and Exhibit G, respectively, to this Statement (the “Irrevocable Undertakings”).

In connection with UEL’s intended sale of its wholly-owned subsidiary, UES Holdings Pte Ltd (“UES”), and in anticipation of the closing of the Merger, UEL intends to undertake an internal restructuring pursuant to which UEL will acquire from UES, 40% of the total issued share capital of UWT for S$1.00 (the “Restructuring”). The remaining 60% of the total issued share capital of UWT is directly held by WT, which is an indirect majority owned subsidiary of UEL.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b) The following table sets forth the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 24,609,141 shares of Common Stock indicated as outstanding as of February 1, 2016 in the Merger Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
UEL	14,817,052	60.2%	0	14,817,052	0	14,817,052
UECV	14,817,052	60.2%	0	14,817,052	0	14,817,052
WBL	14,817,052	60.2%	0	14,817,052	0	14,817,052
WT	14,817,052	60.2%	0	14,817,052	0	14,817,052
UWT	3,000,000	12.2%	0	3,000,000	0	3,000,000

WT directly owns 11,817,052 Shares, and is the majority shareholder of UWT, which owns 3,000,000 Shares. WBL is the majority shareholder of WT. UECV is the majority shareholder of WBL. UEL is the sole shareholder of UECV. As such, each of UEL, UECV and WBL may be deemed to beneficially own the Shares held of record by WT, and each of UEL, UECV, WBL and WT may be deemed to beneficially own the Shares held of record by UWT.

SCHEDULE 13D

Page 11 of 13 Pages

To the best knowledge of the Reporting Persons, none of the Related Persons has beneficial ownership of Shares separate from the beneficial ownership held by the Reporting Persons.

(c) Except for the Restructuring referred to in Item 4 which is incorporated by reference herein, to the best knowledge of the Reporting Persons, none of the Reporting Persons or Related Persons has effected any transactions in the Shares during the past sixty days.

(d) None.

(e) Not applicable.

SCHEDULE 13D

Page 12 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 summarizes certain provisions of the Support Agreement, the Indemnification Letter, the Cooperation Letter and the Irrevocable Undertakings and is incorporated by reference herein. A copy of the each of these agreements is attached as an exhibit to this Statement, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Amended and Restated Stockholders Agreement dated October 25, 2005 among Multi-Fineline Electronix, Inc., WBL Technology (Private) Limited (formerly known as Wearnes Technology (Private) Limited), United WBL Technology Pte. Ltd. (formerly known as United Wearnes Technology Pte Ltd), and WBL Corporation Limited.

Exhibit C:	Support Agreement, dated as of the Transaction Date, among, United Engineers Limited, United WBL Technology Pte. Ltd. (formerly known as United Wearnes Technology Pte Ltd) and WBL Technology (Private) Limited (formerly known as Wearnes Technology (Private) Limited) and Suzhou Dongshan Precision Manufacturing Co., Ltd.

Exhibit D:	Indemnification Letter, dated as of the Transaction Date, among, United Engineers Limited, WBL Corporation Limited, United WBL Technology Pte. Ltd. (formerly known as United Wearnes Technology Pte Ltd) and WBL Technology (Private) Limited (formerly known as Wearnes Technology (Private) Limited), and Multi-Fineline Electronix, Inc.

Exhibit E:	Cooperation Letter, dated as of the Transaction Date, among, United Engineers Limited and Multi-Fineline Electronix, Inc.

Exhibit F:	Irrevocable Undertaking, dated as of the Transaction Date, among, Great Eastern Holdings Limited and Suzhou Dongshan Precision Manufacturing Co., Ltd.

Exhibit G:	Irrevocable Undertaking, dated as of the Transaction Date, among, Oversea-Chinese Banking Corporation Limited and Suzhou Dongshan Precision Manufacturing Co., Ltd.

SCHEDULE 13D

Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2016

UNITED ENGINEERS LIMITED

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Group Chief Financial Officer

UE CENTENNIAL VENTURE PTE. LTD.

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director

WBL CORPORATION LIMITED

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director

WBL TECHNOLOGY (PRIVATE) LIMITED

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director

UNITED WBL TECHNOLOGY PTE. LTD.

By:	/s/ Tan Chee Keong Roy
	Name:	Tan Chee Keong Roy
	Title:	Director